                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                              (AMENDMENT NO. ____)

                          NATIONAL PROPERTY INVESTORS 7
                              (Name of the Issuer)

                          NATIONAL PROPERTY INVESTORS 7
                          NPI EQUITY INVESTMENTS, INC.
                                 AIMCO/IPT, INC.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                SH PARTNERS, L.P.
                                 AIMCO SH, L.P.
                                AIMCO SH, L.L.C.
                             AIMCO PROPERTIES, L.P.
                                 AIMCO-GP, INC.
                      (Names of Person(s) Filing Statement)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 MARTHA L. LONG
                                55 BEATTIE PLACE
                                 P.O. BOX 1089,
                         GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-1000
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                                       AND

                                 JOSEPH A. COCO
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: []

                            CALCULATION OF FILING FEE

                       TRANSACTION VALUATION*                                               AMOUNT OF FILING FEE
                             $7,750,000                                                            $829.25


* $7,750,000 is the gross purchase price for the property to be sold. Based on the current fee rate of $107 per million, the fee is $829.25.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:         $829.25                                     Filing Party:     National Property Investors 7
                                -----------------------                                       -----------------------------

Form or Registration No.        Schedule 14A                                Date Filed:       February 3, 2006
                                -----------------------                                       -----------------------------

                                  INTRODUCTION

         This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") in connection with the filing by National Property Investors 7, a California limited partnership (the "Partnership"), of a preliminary consent solicitation statement on Schedule 14A (the "Solicitation Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information contained in the Solicitation Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Solicitation Statement. As of the date hereof, the Solicitation Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Solicitation Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Solicitation Statement. All parenthetical references under the various items in this Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the Solicitation Statement under "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is National Property Investors 7, a California limited partnership. The Partnership's principal executive offices are located at 55 Beattie Place, Post Office Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

         (b) This Schedule 13E-3 relates to the units of limited partnership interest of National Property Investors 7, of which 60,517 units were issued and outstanding as of February 1, 2006.

         (c) There is no established trading market for the limited partnership units.

         (d) The information set forth in the Solicitation Statement under "CERTAIN FINANCIAL INFORMATION" is hereby incorporated by reference.

         (e) Not applicable.

         (f) The information set forth in the Solicitation Statement under "PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)-(c) The information set forth in Item 2(a) above is incorporated herein by reference. This Schedule 13E-3 is being filed by the Partnership, SH Partners, L.P., a Delaware limited partnership ("SH Partners"), Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), AIMCO/IPT, Inc., a Delaware corporation ("AIMCO/IPT"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), NPI Equity Investments, Inc., a Florida corporation ("NPI Equity"), AIMCO SH, L.L.C., a Delaware limited liability company ("AIMCO SH GP"), AIMCO SH, L.P., a Delaware limited partnership ("AIMCO LP," and together with AIMCO, AIMCO/IPT, AIMCO OP, AIMCO-GP, NPI Equity, SH Partners and AIMCO SH GP, the "Aimco Entities"). The information set forth in the Solicitation Statement under "DESCRIPTION OF THE TRANSACTION -- Aimco" is incorporated herein by reference.

         The principal business of the Partnership, SH Partners and the Aimco Entities is the ownership and management of multi-family apartment properties. The business address of the Partnership and NPI Equity is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their telephone number is (864) 239-1000. The business address of SH Partners, AIMCO, AIMCO-GP, AIMCO OP, AIMCO SH GP, AIMCO LP and AIMCO/IPT is 4582 Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101.

         The information set forth in Annex II of the Solicitation Statement is incorporated herein by reference.

         During the last five years, none of the Partnership, SH Partners nor any of the Aimco Entities nor, to the best of their knowledge, any of the persons listed in Annex II to the Solicitation Statement (i) has been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in the Solicitation Statement under "SUMMARY TERM SHEET," "DESCRIPTION OF THE TRANSACTION," "GENERAL PARTNER'S ANALYSIS," "CERTAIN INTERESTED PARTIES," "THE CONSENT SOLICITATION" and "CERTAIN UNITED STATES INCOME TAX CONSEQUENCES" is incorporated herein by reference.

         (c) The information set forth in the Solicitation Statement under "DESCRIPTION OF THE TRANSACTION -- The Purchaser," "CERTAIN INTERESTED PARTIES," "PURCHASE AND SALE AGREEMENT -- Purchase Price" and "CERTAIN UNITED STATES INCOME TAX CONSEQUENCES" is incorporated herein by reference.

         (d) The information set forth in the Solicitation Statement under "DESCRIPTION OF THE TRANSACTION -- Appraisal Rights" is incorporated herein by reference.

         (e) The information set forth in the Solicitation Statement under "DESCRIPTION OF THE TRANSACTION -- Provisions for Unaffiliated Securityholders" is incorporated herein by reference.

         (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)-(c) The information set forth in the Solicitation Statement under "PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS" is incorporated herein by reference.

         (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Not applicable.

         (c)(1)-(8) The information set forth in the Solicitation Statement under "SUMMARY TERM SHEET" and "DESCRIPTION OF THE TRANSACTION" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth in the Solicitation Statement under "SUMMARY TERM SHEET," "DESCRIPTION OF THE TRANSACTION," "THE CONSENT SOLICITATION" and "PURCHASE AND SALE AGREEMENT" is incorporated herein by reference.

         (b) Not applicable.

         (c) The information set forth in the Solicitation Statement under "SUMMARY TERM SHEET," "DESCRIPTION OF THE TRANSACTION" and "GENERAL PARTNER'S ANALYSIS" is incorporated herein by reference.

         (d) The information set forth in the Solicitation Statement under "SUMMARY TERM SHEET," "DESCRIPTION OF THE TRANSACTION," "CERTAIN INTERESTED PARTIES," "GENERAL PARTNER'S ANALYSIS," "PURCHASE AND SALE AGREEMENT" and "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information set forth in the Solicitation Statement under "GENERAL PARTNER'S ANALYSIS" is incorporated herein by reference.

         (c) The information set forth in the Solicitation Statement under "SUMMARY TERM SHEET," "DESCRIPTION OF THE TRANSACTION," "GENERAL PARTNER'S ANALYSIS" and "THE CONSENT SOLICITATION" is incorporated herein by reference.

         (d) The information set forth in the Solicitation Statement under "GENERAL PARTNER'S ANALYSIS--Fairness of the Transaction" is incorporated herein by reference.

         (e) The information set forth in the Solicitation Statement under "GENERAL PARTNER'S ANALYSIS--Fairness of the Transaction" is incorporated herein by reference.

         (f) The information set forth in the Solicitation Statement under "GENERAL PARTNER'S ANALYSIS--Fairness of the Transaction" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) The information set forth in the Solicitation Statement under "SUMMARY OF 2003 INDEPENDENT APPRAISAL" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(c) The information set forth in the Solicitation Statement under "DESCRIPTION OF THE TRANSACTION--Estimated Distribution to Limited Partners" and "FEES AND EXPENSES" is incorporated herein by reference.

         (d) Not applicable.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Solicitation Statement under "DESCRIPTION OF THE TRANSACTION--Aimco" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d)-(e) The information set forth in the Solicitation Statement under "GENERAL PARTNER'S ANALYSIS" and "THE CONSENT SOLICITATION" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) Part I, Item 7 of the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 2004 and Part I, Item 1 of the Partnership's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 are incorporated herein by reference. The information set forth in the Solicitation Statement under "GENERAL PARTNER'S ANALYSIS-Fairness of the Transaction" and "CERTAIN FINANCIAL INFORMATION" is incorporated herein by reference.

         (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)-(b) The information set forth in the Solicitation Statement under "THE CONSENT SOLICITATION -- Solicitation of Consents" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         The information contained in the Solicitation Statement, including all annexes attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

         (a) Preliminary Consent Solicitation Statement of the Partnership (incorporated herein by reference to the Partnership's
                  Schedule 14A filed with the Securities and Exchange Commission on February 3, 2006).

         (b)      Not applicable.

         (c) Appraisal of Fairway View II Apartments (incorporated herein by reference to Exhibit (c)(1) to the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc. and NPI Equity Investments, Inc. with the Securities and Exchange Commission on June 14, 2004).

         (d)      Not applicable.

         (f)      Not applicable.

         (g)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2006

                                 NATIONAL PROPERTY INVESTORS 7

                                 By: NPI EQUITY INVESTMENTS, INC.,
                                     its Managing General Partner


                                 By: /s/ Martha L. Long
                                     -------------------------------
                                     Martha L. Long
                                     Senior Vice President


                                 NPI EQUITY INVESTMENTS, INC.


                                 By: /s/ Martha L. Long
                                     -------------------------------
                                     Martha L. Long
                                     Senior Vice President


                                 AIMCO/IPT, INC.


                                 By: /s/ Martha L. Long
                                     -------------------------------
                                     Martha L. Long
                                     Senior Vice President

                                 APARTMENT INVESTMENT AND MANAGEMENT COMPANY


                                 By: /s/ Martha L. Long
                                     -------------------------------
                                     Martha L. Long
                                     Senior Vice President


                                 SH PARTNERS, L.P.

                                 By: AIMCO SH, L.P.,
                                     a Delaware limited partnership,
                                     its general partner

                                     By: AIMCO SH, L.L.C.,
                                         a Delaware limited liability company,
                                         its general partner

                                            By: AIMCO PROPERTIES, L.P.,
                                                a Delaware limited partnership,
                                                its sole member

                                                 By:  AIMCO-GP, INC.,
                                                      a Delaware corporation,
                                                      its general partner

                                                 By: /s/ Martha L. Long
                                                     ----------------------
                                                     Martha L. Long
                                                     Senior Vice President

                                 AIMCO SH, L.P.

                                 By: AIMCO SH, L.L.C.,
                                     a Delaware limited liability company,
                                     its general partner

                                     By: AIMCO PROPERTIES, L.P.,
                                         a Delaware limited partnership,
                                         its sole member

                                         By: AIMCO-GP, INC.,
                                             a Delaware corporation,
                                             its general partner

                                         By: /s/ Martha L. Long
                                             -------------------------------
                                             Martha L. Long
                                             Senior Vice President

                                 AIMCO SH, L.L.C.,

                                 By: AIMCO PROPERTIES, L.P.,
                                     a Delaware limited partnership,
                                     its sole member

                                     By: AIMCO-GP, INC.,
                                         a Delaware corporation,
                                         its general partner


                                         By: /s/ Martha L. Long
                                             -------------------------------
                                             Martha L. Long
                                             Senior Vice President


                                 AIMCO PROPERTIES, L.P.

                                 By: AIMCO-GP, INC.,
                                     a Delaware corporation,
                                     its general partner


                                     By: /s/ Martha L. Long
                                         -----------------------------------
                                         Martha L. Long
                                         Senior Vice President


                                 AIMCO-GP, INC.


                                 By: /s/ Martha L. Long
                                     ---------------------------------------
                                     Martha L. Long
                                     Senior Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)               Preliminary Consent Solicitation Statement of the Partnership
                  (incorporated herein by reference to the Partnership's
                  Schedule 14A filed with the Securities and Exchange Commission on February 3, 2006).

(b)               Not applicable.

(c) Appraisal of Fairway View II Apartments (incorporated herein by reference to Exhibit (c)(1) to the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., Apartment
                  Investment and Management Company, AIMCO-GP, Inc. and NPI
                  Equity Investments, Inc. with the Securities and Exchange
                  Commission on June 14, 2004).

(d)               Not applicable.

(f)               Not applicable.

(g)               Not applicable.